CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                       Retalix Launches Retalix InSync(TM)
                        and Outlines Development Roadmap
                  of Its New Synchronized Application Portfolio

      The Retalix International Customer Conference Opens in Dallas, Texas

Dallas, Texas, September 19, 2005 - Retalix(R) Ltd. (Nasdaq: RTLX), a leading provider of software solutions for the food retail and distribution industries worldwide, announced today the launch of Retalix InSync(TM) - a new synchronized supply chain and enterprise software portfolio. The announcement was made at the opening session of the Retalix International Customer Conference, held this year in Dallas, Texas.

Retalix InSync is a state-of-the-art, web-based portfolio of synchronized software applications, especially designed and developed to meet the requirements of retailers and distributors in the grocery and foodservice industries. Retalix InSync is the combined result of the extensive industry expertise and experience accumulated during more than 20 years by the seasoned professionals from Retalix and the companies it acquired - OMI International, Integrated Distribution Solutions ("IDS") and TCI Solutions, Inc.

In the opening session of it's International Customer Conference, Retalix announced a detailed roadmap for the release of the new Retalix InSync application portfolio, including: Retalix InSync Purchasing, Retalix InSync Ordering and Billing and Retalix InSync Analyzer, that will be available this year; Retalix InSync Invoice Matching and Retalix InSync Warehouse Management that will be available in Q1 of 2006; and Retalix InSync Yard Management and Retalix InSync Replenishment Optimization that will be available during 2006.

These new applications are based on a portfolio of field-proven applications developed by OMI and acquired by Retalix in January of 2004. Since April 2005, Retalix has been enhancing these new applications to complement the unique functionality found in the Retalix Power Enterprise application suite, which was developed by IDS and acquired by Retalix in 2005. Retalix anticipates that components of its new web-based applications will be used by customers in conjunction with existing applications.

"Following the acquisition of OMI Intenational in 2004, we initiated a major effort to develop the next generation of all our supply chain and enterprise applications using state-of-the-art technologies," said Barry Shaked, President and CEO of Retalix. "Within a year we have reached a significant milestone in our roadmap to create a fully synchronized application suite that realizes our vision of Synchronized Retail and Distribution using a highly flexible and customizable architecture."

"Integration and synchronization of data across the enterprise has been a major challenge up until now for retailers and distributors. Our new Retalix InSync platform provides a wide set of technical services and standard business functions that are required by most retail and distribution organizations. All the applications share the same database, same logic and same look-and-feel. The synchronized Business Model and the synchronized Business Logic define an accurate single version of the truth, allowing the whole enterprise to operate efficiently and enabling our customers to realize the full benefits of their investment in modernizing their IT systems," Shaked added.

Reuben Halevi, EVP Product Development of Retalix, said: "The core of the Retalix InSync portfolio is the synchronized data repository, that facilitates all business objects of the Retail and the Distribution industries. This allows all business units and users within the enterprise and all applications to share the same data."

According to Halevi, the Retalix InSync suite is all built around Service Oriented Architecture (SOA), and the applications are being developed using the industry standard Java (J2EE) technology. They will run on virtually any hardware and operating system that is compatible with that technology - Unix, Windows, Linux, IBM Mainframe and IBM iSeries. The new applications support standard application servers and can operate with any of the standard relational databases used in the market. These cross-platform and interoperability capabilities will allow Retalix's existing and new customers to protect their investment in hardware and infrastructure software.

Retalix will continue to offer and provide customer support for its existing applications. The Company also announced that current Retalix products such as Retalix Power Enterprise, Retalix HQ, Retalix Store and others will be integrated with the new Retalix InSync Master Data Management infrastructure, and that new Retalix InSync services and engines can be deployed for existing customers. This approach is expected to provide better interoperability between the various Retalix applications and allow a more rapid incorporation of advanced functionality into existing customer environments.

Barry Shaked added: "While we are dedicating great efforts in the development of this new, synchronized application suite, we will continue to ensure the vitality of our existing systems that are used by a wide installed base. We will provide our customers with robust support for our existing applications, along with the ability to gradually migrate to our Retalix InSync suite over time. I am proud of the roadmap we have announced today, and I can reassure our customers, that their investments in our current technology are protected."


About Retalix Ltd.
Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com

Retalix and Retalix InSync are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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